NEWS RELEASE

                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                   Commission File No. 000-26963

                                                               [SR TELECOM LOGO]

                                                               www.srtelecom.com

For more information:

David Adams (Vice-President, Finance and CFO)           Paul Goyette (Director, Communications)
(514) 335-4035                                         (514) 335-2429 x. 4361
david_adams@srtelecom.com                               paul_goyette@srtelecom.com


Scott Lawrence (Maison Brison)
(514) 731-0000
scott@maisonbrison.com

================================================================================

                    SR TELECOM REPORTS FIRST QUARTER RESULTS
          REVENUES EXPECTED TO INCREASE BEGINNING IN THE SECOND QUARTER

HIGHLIGHTS

o  Previously forecast decline in Q1 revenues worsened by Iraq conflict

o  Gross margins remain strong at 46% despite lower volume

o Company continues to strengthen its core fixed wireless technology portfolio through technology investment

o  U.S anti-trust waiting period ends for Netro acquisition

MONTREAL, APRIL 23, 2003 - SR Telecom Inc. (TSX: SRX) today reported its results for the first quarter ended March 31, 2003. Consolidated revenues, which include its Chilean telecommunications operating subsidiary CTR, totalled $29.6 million, compared to $45.4 million during the same period last year. The first quarter operating loss was $7.0 million, compared to a gain of $746 thousand during the same period in 2002. Consolidated net loss for the quarter was $6.7 million, compared to a net loss of $2.6 million last year.

Revenues in the quarter were directly affected by the conflict in the Middle East, through delays in the receipt of letters of credit, suspension of contracts and the disruption of contracts in progress from the repatriation of staff in the region. The cumulative effect of these factors reduced revenues by approximately $10 million in the quarter, which will be realized later in this fiscal year.

"Although we are disappointed with our first quarter revenues, we are pleased by the increased level of bidding activity in a number of our traditional markets which should result in significant bookings in the coming quarters," said Pierre St-Arnaud, SR Telecom's President and Chief Executive Officer. "We continue to expect that our revenues in 2003 will be in line with 2002 levels."

CORE WIRELESS SOLUTIONS SEGMENT

First quarter revenues in SR Telecom's core wireless solutions business were $26.0 million, compared to $40.6 million during the same period last year. Gross margins remained strong at 46% in spite of lower volume. The Company reported an operating loss of $5.1 million in its wireless segment, compared to earnings of $2.0 million in 2002.

CTR

Revenues at CTR were $3.6 million in the first quarter, compared to $4.9 million in the same period last year. This decline was due primarily to a decreased level of network traffic brought on by the weak local economy. Net income from CTR increased to $1.2 million for the quarter, up from a loss of $2.8 million at the same time last year.

CTR is devoting its energies to improving its operating performance and capitalizing on the benefits associated with the acquisition of the Gilat-to-Home S.A. network in Chile. The integration of the satellite network with its core network operations has been completed and CTR is focused on generating increased revenues, in part through its high-speed Internet offerings.

FINANCIAL POSITION

SR Telecom's cash balance at the end of the first quarter was $26.9 million, compared to $20.8 million in the corresponding period last year and $41.9 million at December 31, 2002. The decline is primarily due to the Company's repayment of $5 million of its operating line of credit and $3 million of its debt related to CTR.

The Company's merger transaction with Netro Corporation, scheduled to close early in July, is expected to significantly improve SR Telecom's consolidated liquidity and capital resource position.

BACKLOG

Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected the Company's order book. Backlog at March 31, 2003 stood at $65 million, down from $82 million at the end of the prior quarter.

"We are optimistic that our backlog will improve significantly in the coming quarters through increased activity in a number of our traditional markets and through the introduction of new solutions," said Mr. St-Arnaud.

RECENT EVENTS

   o SR Telecom signed a definitive agreement to acquire Netro Corporation (NASDAQ: NTRO). The transaction solidifies SR Telecom's position as the world's leading provider of carrier-class fixed wireless access solutions by adding two high-capacity, packet data and carrier class voice products to its existing portfolio. The acquisition also significantly strengthens the Company's financial position. One of the benefits of the Netro acquisition is the addition of $20 million to SR Telecom's cash balance, after transaction expenses, restructuring costs and provisioning for assumed liabilities. At closing, the Company expects consolidated cash of approximately $75 million. The transaction is subject to certain conditions, including the approval of the transaction by Netro shareholders.

   o Subsequent to the close of the quarter, SR Telecom Inc. received notification from the U.S. Federal Trade Commission that the Hart Scott Rodino waiting period has ended related to its acquisition of Netro. The acquisition has been approved by the Board of Directors of both companies and is now subject to the approval of Netro's shareholders. The acquisition is expected to close early in the third quarter of 2003. SR Telecom also intends to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") in order to register its common shares for sale in the United States and will seek to quote its securities on Nasdaq, subject to compliance with the regulatory requirements of the SEC and of Nasdaq.

   o SR Telecom appointed Claude Giguere as Senior Vice-President, Sales to develop and implement the Company's global sales strategy. Prior to joining the Company, Mr. Giguere was Vice-President, Sales and Marketing with Nortel Networks' Optical Systems Group in Atlanta.

   o    SR Telecom was selected by the Communications Authority of Thailand
        (CAT) to supply its metroPOL(TM) solution for a nationwide program to build corporate Virtual Private Networks (VPNs), and to perform certain network design and installation services.

   o SR Telecom acquired certain assets of Mergy Inc., adding CDMA2000 technology to its portfolio. The Company closed the deal on March 19, 2003 and introduced SHIFT(TM), a 1xEV-DO, standards-based broadband access solution that enables the delivery of fixed broadband services to business and residential users. The product does not require additional development prior to its first commercial sale, and will serve identified opportunities for fixed applications in the Company's existing customer base.

   o SR Telecom introduced STRIDE(TM)2400, a 2.4 GHz unlicensed band access solution that delivers carrier-grade voice supporting all CLASS features as well as voice-band modem capabilities and high-speed data for Internet access. The solution is specifically targeted at the U.S. rural market. Customer trials of stride2400 have begun and general availability is scheduled for the third quarter of 2003.

   o SR Telecom reached an agreement with CTR's lenders to restructure principal repayments due in 2003 and to defer a portion of the originally scheduled payments to 2004. This partial restructuring enables CTR to focus on completing its network and introducing marketing initiatives to improve its financial performance.

   o SR Telecom signed a two-year agreement with Bell Canada for the supply of its flagship SR500(TM) point-to-multipoint fixed wireless access system and its WL500(TM) subsystem. A minimum of 15 SR500 systems will be installed.

OUTLOOK

"Although we anticipated lower revenues in the first two quarters of this fiscal year, the decline in the first quarter was worsened by the war in Iraq, which delayed the shipment of certain large orders to the Middle Eastern region," said Mr. St-Arnaud. "These shipments should resume in the second quarter, and combined with existing backlog will generate revenue growth in the second quarter. We also anticipate significant new orders in the coming quarters which should enable us to achieve our revenue target for the year.

"While the difficulties within the telecommunications industry present challenges, SR Telecom has continued to capitalize on this downturn to strengthen its position as the market leader in fixed wireless solutions. Over the past several quarters, we have seized the opportunity to deepen our product offering and to position SR Telecom for the eventual market turnaround. Driven by expressed market needs, our technology acquisitions have allowed us to assemble the industry's most comprehensive portfolio of fixed wireless access solutions.

"Based on our review of opportunities in our existing customer base we believe that the addition of ANGEL and AIRSTAR will be a significant part of achieving our target to double the revenues of the company over time. After giving effect to our acquisition of Netro, we anticipate that we will generate positive earnings and cash flows starting in the first quarter of 2004," concluded Mr. St-Arnaud.

ABOUT SR TELECOM

SR Telecom is a world leader and innovator in Point-to-Multipoint Wireless Access solutions, which include equipment, network planning, project management, installation and maintenance services. Its products, which are used in over 110 countries, are among the most advanced and reliable PMP wireless telecommunications systems available today. Serving telecom operators worldwide, SR Telecom's fixed wireless solutions provide high-quality voice and data for applications ranging from carrier class telephone service to high-speed Internet access.

CONFERENCE CALL

SR Telecom will host a conference call today at 4:00 PM Eastern Daylight Saving Time to discuss these results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Chief Financial Officer David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 227-8860 (Montreal and overseas) or (800) 814-4890 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available from 6:00 PM April 23 until 11:00 PM April 28 at (877) 289-8525 (passcode 249089#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom, STRIDE, SHIFT, METROPOL, SR500 and WL500 are trademarks of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.

AVAILABILITY OF PROXY STATEMENT / PROSPECTUS

SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

MANAGEMENT DISCUSSION AND ANALYSIS

SR Telecom is a world leader and innovator in Point-to-Multipoint (PMP) Fixed Wireless Access solutions, which include equipment, network planning, project management, installation and maintenance services. Its solutions, which are used in over 110 countries, are among the most advanced and reliable PMP wireless telecommunication systems available today. Servicing telecom operators worldwide, SR Telecom's fixed wireless solutions provide high-quality voice and data for applications ranging from everyday telephone service to high-speed Internet access.

The detailed discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations and the financial position of SR Telecom for the first quarter ended March 31, 2003. It combines an analysis of trends and quarter-over-quarter changes with an outlook to the future. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and supporting notes for the year ended December 31, 2002.

IMPORTANT EVENTS:

o SR Telecom signs an agreement to acquire Netro Corporation ("Netro"). The acquisition solidifies SR Telecom's position as the world's leading provider of fixed wireless access solutions by adding the AirStar and next generation Angel product lines to its portfolio. SR Telecom will strengthen its balance sheet by adding incremental net cash of approximately $20 million after transaction expenses, restructuring costs and provisioning for accrued liabilities.

o SR Telecom signs a two year supply agreement with Bell Canada to deliver a minimum of 15 SR500 systems to remote residential communities.

o SR Telecom acquires the assets of Mergy Inc. in March 2003, adding CDMA2000 technology to its portfolio. The Company introduced SHIFT, a 1xEV-DO, standards-based broadband access solution that enables the delivery of fixed broadband services to business and residential users.

o SR Telecom formally launched STRIDE2400, a 2.4GHz unlicensed band access solution that delivers carrier-grade voice supporting all CLASS features as well as voice-band modem capabilities and high-speed data for Internet access for the United States rural market. The technology and related assets were acquired from Nera Telecommunications.

o SR Telecom is selected by the Communications Authority of Thailand to deploy virtual private networks totaling approximately $4 million.

o SR Telecom completes successful field trial with Telefonica, setting the stage for metroFLEX deployment throughout Latin America.

o Former head of Nortel Optical Systems sales and marketing group to lead SR Telecom global sales. Industry veteran Claude Giguere joins SR Telecom as Senior Vice-President, Sales.

RESULTS OF OPERATIONS

The consolidated statement of earnings includes the results of CTR but does not include the results of Netro. SR Telecom has entered into a plan of merger pursuant to which it will acquire Netro. SR Telecom expects to complete the acquisition in the third quarter of 2003.

Effective January 1, 2002, the Company has adopted the new CICA recommendations relating to the reporting of stock option-based compensation.

SUMMARY OF FINANCIAL INFORMATION

                                                               THREE MONTHS ENDED MARCH 31
                                         -------------------------------------------------------------------------
                                                     2003                                    2002
                                         ---------------------------------        --------------------------------
                                         Wireless       CTR        Total          Wireless     CTR         Total
                                         ---------    --------    --------        --------   --------     --------
Revenues                                   25,964       3,637       29,601         40,559      4,905        45,464
Cost of Sales                              13,987           -       13,987         20,350          -        20,350
Gross Margin                               11,977       3,637       15,614         20,209      4,905        25,114
Operating (loss) earnings                  (5,122)     (1,878)      (7,000)         2,020     (1,274)          746
Net (loss) earnings                        (7,869)      1,188       (6,681)           176     (2,784)       (2,608)
Net (loss) earnings per share               (0.14)       0.02        (0.12)             -      (0.05)        (0.05)

WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT

REVENUES

For the quarter ended March 31, 2003, revenues decreased by 36% from the same period last year. Although a decrease in first quarter sales was anticipated, a large portion of this decrease can be attributed to a slowdown precipitated by the war in Iraq, delaying the shipment of certain large orders to the mid-eastern region until the second quarter. The Company expects that the shipment of these orders will improve second quarter revenues and believes that third and fourth quarter sales will show a substantial increase.

GROSS MARGIN

Gross margin as a percentage of sales decreased by 4% from 50% to 46% in 2003. Lower overall volume coupled with an increase in service revenue over equipment sales accounted for the decrease.

AGENT COMMISSIONS

Agent commissions as a percentage of sales decreased slightly from 7.5% in the first quarter of 2002 to 6.2% in the first quarter of 2003. Commissions correlate directly with the level and type of equipment sales and vary in amount by local jurisdiction.

OPERATING EXPENSES

Operating expenses as a percentage of sales increased compared to the same period in the prior year. The lower overall sales base, caused in part by shipment delays in the first quarter of 2003, resulted in a lower operating expense to sales ratio. It is expected that operating expenses as a percentage of sales will decrease in the second quarter of 2003, resulting in a level of operating expenses commensurate with the expected lower sales in the first half of 2003.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses on a comparable basis showed a slight increase over 2002 levels. SR Telecom expects research and development expenses to remain stable in the near term as the research expenditures related to the addition of the new product lines acquired through asset purchases and acquisitions continue.

FOREIGN EXCHANGE

The Company's trade receivables are almost exclusively in U.S. dollars and Euros. Gains or losses on foreign exchange relate primarily to fluctuations between the U.S. dollar and Euro compared to the Canadian dollar.

OPERATING (LOSS) EARNINGS

As forecast in the Company's third quarter 2002 results, revenues for the first quarter of 2003 were less than revenues in prior periods. The operating loss of $5.1 million incurred in the current quarter is a direct result of decreased revenues. The Company expects an improvement in operating earnings in the latter half of the year and continues to focus on keeping costs in line with expected revenues.

INCOME TAXES

SR Telecom's change in effective tax rates primarily reflects the changes in geographic distribution of earnings mix.

BACKLOG

Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected the Company's order book. Backlog at the end of the first quarter in 2003 stood at $65 million, all of which is expected to be delivered in 2003, down from $82 million at the end of fiscal 2002. However, significant orders are expected to be generated from increased activity in a number of the Company's traditional markets and from the introduction of STRIDE2400, which should result in growth in the second half of the year and annual revenues commensurate with 2002's levels.

TELECOM SERVICE PROVIDER BUSINESS SEGMENT (CTR)

The weakness in the global telecommunications industry and the financial uncertainty surrounding the South American capital markets were largely responsible for the Company not having received a reasonable offer for CTR. The first quarter of 2003 has shown little improvement, and the Company believes it unlikely that the sale of CTR will be accomplished in the short term.

REVENUES

The comparative yearly declines in revenue are due to a weak local economy, resulting in a decrease in network traffic. Revenues have also been affected by the decline in the value of the Chilean peso compared to the Canadian dollar.

OPERATING EXPENSES

Operating expenses excluding depreciation decreased by 12% over the same quarter last year, reflecting the Company's efforts to increase EBITDA (earnings before interest, taxes, depreciation and amortization) by reducing expenses at CTR, and to maximize CTR's debt repayment contributions. The Company believes that increased revenues from CTR's satellite operations and the v-sat based network assets will aid in increasing this contribution.

OPERATING LOSS

Operating loss increased to $1.9 million for the quarter ended March 31, 2003, compared to $1.3 million in 2002. The increased loss was due to the weakness in revenues associated in part with the continued effects of the economic instability on the Chilean economy.

INTEREST EXPENSE

Interest expense for the quarter ended March 31, 2003, has decreased from the same period in 2002. The decline is due to a decrease in the general level of interest rates and to the reduction in the amount of long-term debt outstanding.

FOREIGN EXCHANGE

The foreign exchange gain is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of the company, especially the U.S. dollar denominated debt.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES
($000's)

                                                     MARCH 31, 2003    DECEMBER 31, 2002
                                                   ----------------    -----------------
Cash and short-term investments                            26,869             41,933
Short-term accounts receivable                             64,717             86,742
Inventory                                                  38,813             34,445

Bank indebtedness                                           5,000             10,000
Accounts payable                                           50,337             58,125
Working capital                                            69,996             82,486

The Company's recent merger agreement with Netro is expected to significantly improve its consolidated liquidity and capital resource position. Incremental net cash resources in excess of $20 million from the acquisition will be used to provide additional liquidity.

WORKING CAPITAL

The Company's working capital decreased by $12.5 million as a result of increased collection efforts, the repayment of $5 million of the Company's operating line of credit, $3 million in principal repayments at CTR and a reduction in accounts payable. Working capital further decreased as a result of the reduction in the overall sales levels.

CASH AND SHORT-TERM INVESTMENTS

The consolidated cash and short-term investment position of $27 million compared to $42 million as at December 31, 2002 is a result of debt repayments as well as a reduction in the Company's accounts payable balance.

ACCOUNTS RECEIVABLE

The trade receivables decrease of $23 million over the quarter results from the Company's constant collection efforts as well as decreased sales during the quarter. The Company is currently in the process of completing arbitration regarding the non-payment of a longstanding receivable. A ruling is expected in 2003. The results of the arbitration cannot be determined at this time.

INVENTORY

The increase in inventory of $4 million over the quarter was a function of the delay in shipments to the middle eastern region until the second quarter. It is anticipated that the inventory balance will be further reduced compared to the year-end balance as these shipments are delivered in the second quarter of 2003. This is a reflection of the Company's success in decreasing manufacturing cycle time and the adoption of more conservative policies towards the advance procurement of components and the use of pull-through manufacturing.

INVESTMENT TAX CREDITS AND FUTURE INCOME TAX ASSETS

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. The Company intends to use the balance of these assets prior to expiry either as an offset to future net income or through other tax planning initiatives.

CAPITAL EXPENDITURES

Capital expenditures are being kept to the minimum level required to execute the Company's business plan. CTR property, plant and equipment additions were $100 thousand, compared to $200 thousand in 2002 and relate principally to existing network upgrades and enhancements. Wireless Products additions were $2 million, related to the Mergy asset purchase in the first quarter of 2003 and the Nera transaction in the first quarter of 2002 made up substantially all of that quarter's capital expenditures.

BANK INDEBTEDNESS

During the quarter the Company's operating line of credit was renewed on more favorable terms and conditions but at a reduced amount of $5,000,000.

LIABILITIES

Trade payables of $50.3 million are in line with the Company's current level of operations.

LONG-TERM DEBT AND SHAREHOLDERS' EQUITY
($000's)

                                                  MARCH 31, 2003    DECEMBER 31, 2002
                                                  --------------    -----------------
Debentures                                           $ 75,000           $ 75,000
Long-term project financing                          $ 57,384           $ 64,760
Shareholders' equity                                 $ 95,802           $102,326

The Company's debentures are unsecured and bear interest at 8.15%, payable semi-annually.

The balance of the debentures are due in a bullet payment at maturity in April 2005. The Company intends to partially refinance this debt and expects to generate sufficient cash flow by that time to repay a substantial portion of the balance. The long-term project financing relates to outstanding notes with EDC and IADB that are obligations of CTR. These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which have been waived until February 13, 2004. These covenants were waived in previous years and the Company believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding are repaid or the debt is refinanced. The repayment terms of the notes have been renegotiated as disclosed in note 8 to the annual audited financial statements.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. The Company has also agreed to support CTR until the completion of the network and has agreed to maintain the Company's initial equity investment in CTR. These lenders have been provided with certain recourses against the Company which, in certain circumstances, are limited to an aggregate amount of US $12 million. Additional credit enhancements by the Company may be required, subject to approval by the lenders. In certain limited circumstances, such as non-completion of the project and failure by the Company to complete the project, full recourse to the Company may be available.

The Company has an employee share participation plan, a directors' compensation plan and a stock option plan that provides stock options to key employees, the options vesting over a period of four to five years. Stock issued under the first two programs totaled 244,398 (2002- 72,277) for cash consideration of $157,000 (2002 - $141,000).

CASH FLOWS

Cash flows used in operations totaled $4.7 million in the first quarter of 2003, compared to an inflow of $2.4 million in the first quarter of 2002. Projected increases in sales levels in subsequent quarters should generate operating income as well as positive operating cash flow.

Cash outflows from financing activities were $7.9 million for the quarter ended March 31, 2003. The increase over the corresponding quarter in the prior year is a function of the repayment of $5 million in the operating line of credit as well as increased debt repayments during the period.

OUTLOOK

Pent up demand in the Company's traditional rural market, which forms the majority of the Company's customer base, continues to build. These opportunities tend to be less dependent on commercial financing and to be funded either by the customer's internal cash flow or by export, development or multi-lateral government financing institutions. Many multi-lateral agencies have been largely absent from providing financing for telecommunications infrastructure programs for several years but are now returning to the market. Governments are also addressing universal service needs and requirements by means of re-regulation and the introduction of direct and indirect subsidies. As a result, the Company expects that many projects that were delayed or deferred will be restarted.

Some of the Company's traditional competitors are not as active or have exited the rural market segment entirely. THE SWING product line was a major competitive offering until its purchase by SR Telecom. The SWING brand will continue to make a significant bottom line contribution and the addition of Lucent's extensive customer base has dramatically increased SR Telecom's market share for its more traditional product offerings.

The commercial release of STRIDE2400 in the first quarter of 2003 will allow the Company to capitalize on the need for higher speed, bandwidth and enhanced features in the US rural market. The Company expects to generate orders for this product in the second half of 2003.

A key part of the Company's strategy for 2003 involves the continued strengthening of its product portfolio through the acquisition of complementary wireless access solutions or 'in progress' R&D development programs. The Company believes that the weak state of the high technology industry presents certain product acquisition opportunities. Where such opportunities are cost-effective and represent a strategic fit they will be actively pursued. During the quarter, the Company announced that it had reached an agreement to acquire certain assets of Mergy Inc. This acquisition adds standards-based, high performance broadband capabilities to the Company's portfolio of fixed wireless solutions. Further, the acquisition of Netro will add the AirStar and next generation Angel product lines to its portfolio.

There is still a great deal of uncertainty as to when the telecommunications industry will begin its next phase of expansion. The Company anticipates that revenues in the first half of 2003 will be lower than those realized in 2002. However, significant orders are expected to be generated from increased activity in a number of the Company's traditional markets and from the introduction of new products, which should result in growth in the latter half of 2003.

At CTR, the integration of the satellite network with its core network operations has been completed and the Company is focused on improving its operational performance and in generating increased revenues, in part through its high-speed Internet offerings.

RISKS AND UNCERTAINTIES

The majority of products are exported outside of North America to developing countries. In these areas, governments have exercised and continue to exercise influence over many aspects of the private sector. Political, economic or social instability could materially adversely affect the provision and installation of equipment. Although the Company currently carries political risk insurance covering a limited number of the foregoing events for certain projects, there can be no assurance that insurance proceeds received thereunder will cover all losses or that such insurance will continue to be available on commercially reasonable terms. Accordingly, the Company may have little or no recourse upon the occurrence of any of these developments. In addition, some of the Company's customers may be adversely affected by any severe currency fluctuations or reductions in available credit due to international financial market constraints.

The communications networks of the future are expected to combine packet, circuit and other technologies in a unified manner. The Company's ability to develop products and services or acquire technology to meet these new market opportunities and customer needs is critical to its future success. The development or acquisition of new technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends.

It cannot be foreseen what technological changes will be introduced that may impact CTR's infrastructure or the competitiveness of SR Telecom's current and future product lines.

The Company has a substantial amount of indebtedness outstanding. The Company's public indentures limit, but do not prohibit, the amount of indebtedness that may be incurred. Since January 1 2001, the Company has been limited under its trust indenture to the borrowing facilities it has currently outstanding. Furthermore, these indentures limit, but do not prohibit, the incurrence of certain other actions by the Company and its subsidiaries or its operating companies.

The Company's operations are by nature capital intensive. The Company will require continuing access to external financing to fund additional development and acquisition opportunities, the retirement of maturing debt, working capital needs, capital expenditures and other cash requirements. The failure to obtain such additional financing could have a material adverse effect on the Company.

The Company's significant financial exposures relate to foreign currency transactions, credit risk, and interest rate risk. The financial risk management strategy is based on conservatism and reflects the Company's focus as an equipment manufacturer and turnkey systems provider.

All foreign operations are classified as integrated with those of SR Telecom for consolidation purposes so that any gains and losses on foreign exchange translation are charged to income in the current year.

The Company has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Company has limited currency exposure to freely tradable and liquid currencies of first world countries and communities. Foreign currency exposures are evaluated regularly and, where warranted, hedge mechanisms are placed to minimize the impact of market fluctuations.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31ST
(IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                  2003                                     2002
                                                               (UNAUDITED)                              (UNAUDITED)
                                                      ----------------------------------       -----------------------------------
                                                      WIRELESS                     CONS.        WIRELESS                    CONS.
                                                      PRODUCTS        CTR                       PRODUCTS         CTR
                                                      --------        -----       ------        --------        -----       ------
REVENUE                                                 25,964        3,637       29,601         40,559         4,905       45,464


Cost of revenue                                         13,987            -       13,987         20,350             -       20,350
                                                       -------       ------       ------         ------         -----       ------
GROSS MARGIN                                            11,977        3,637       15,614         20,209         4,905       25,114


Agent commissions                                        1,597            -        1,597          3,032             -        3,032
Operating expenses                                      10,123        5,515       15,638         10,141         6,179       16,320
Research and development expenses, net                   5,379            -        5,379          5,016             -        5,016
                                                      --------       ------       ------         ------         -----       ------

OPERATING (LOSS) EARNINGS                               (5,122)      (1,878)      (7,000)         2,020        (1,274)         746

Interest expense                                         1,323          960        2,283          1,201         1,379        2,580
Loss (gain) on foreign exchange                          4,383       (4,026)         357            373          (280)          93
                                                      --------       ------       ------         ------         -----       ------

(Loss) earnings before income taxes                    (10,828)        1,188      (9,640)           446        (2,373)      (1,927)


Income tax (recovery) expense                           (2,959)            -      (2,959)           270           411          681
                                                      --------        ------      ------         ------          -----      ------

NET (LOSS) EARNINGS                                     (7,869)        1,188      (6,681)           176        (2,784)      (2,608)
                                                      ========        ======      ======         ======        ======       ======


Weighted average number of common shares
outstanding                                                                       55,228                                    54,553

BASIC AND DILUTED NET (LOSS) EARNINGS PER SHARE          (0.14)         0.02       (0.12)              -        (0.05)       (0.05)
                                                                                  ------                                     -----

CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31ST,
(IN THOUSANDS OF DOLLARS)

                                                                                                           2003          2002
                                                                                                       (UNAUDITED)   (UNAUDITED)
                                                                                                       ----------    -----------
BALANCE, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED                                                      (45,659)      (21,668)
Cumulative effect of adoption of new accounting policy (note 2)                                                -        (3,106)
                                                                                                         -------       -------

Balance, beginning of period as restated                                                                 (45,659)      (24,774)
Net loss                                                                                                  (6,681)       (2,608)
                                                                                                         -------       -------

DEFICIT, END OF PERIOD                                                                                   (52,340)      (27,382)
                                                                                                         -------

CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31ST, 2003 AND DECEMBER 31ST, 2002
(IN THOUSANDS OF DOLLARS)


                                                                                              2003                  2002
                                                                                           ---------             ---------
                                                                                           (UNAUDITED)           (AUDITED)
ASSETS
  Cash and cash equivalents                                                                    9,367                20,309
  Short-term investments                                                                      17,502                21,624
  Accounts receivable                                                                         57,850                79,352
  Current portion of long-term accounts receivable                                             6,867                 7,390
  Income taxes receivable                                                                      2,156                 1,645
  Inventories                                                                                 38,813                34,445
  Prepaid expenses and deposits                                                                3,393                 3,126
  Investment tax credits                                                                       2,400                 2,400
                                                                                             -------               -------
                                                                                             138,348               170,291

Investment tax credits long-term                                                              16,803                15,908
Long-term accounts receivable                                                                 22,634                23,403
Property plant and equipment, net                                                             90,989                91,268
Future income taxes                                                                           18,759                16,088
Other assets                                                                                   3,388                 3,847
                                                                                             -------               -------
                                                                                             152,573               150,514

                                                                                             290,921               320,805
                                                                                             =======               =======

LIABILITIES
  Bank indebtedness                                                                            5,000                10,000
  Accounts payable and accrued liabilities                                                    50,337                58,125
  Customer advances                                                                            7,003                10,054
  Current portion of long-term debt                                                            6,012                 9,626
                                                                                             -------               -------
                                                                                              68,352                87,805

Long-term debt                                                                               126,767               130,674
                                                                                             -------               -------
                                                                                             195,119               218,479
SHAREHOLDERS' EQUITY
  Capital stock                                                                              148,142               147,985
  Deficit                                                                                   (52,340)              (45,659)
                                                                                             -------               -------
                                                                                              95,802               102,326
                                                                                             -------               -------

                                                                                             290,921               320,805
                                                                                             =======              ========


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,
(IN THOUSANDS OF DOLLARS)


                                                                                               2003                 2002
                                                                                           ----------            ----------
                                                                                           (UNAUDITED)           (UNAUDITED)
OPERATING ACTIVITIES
Net loss                                                                                    (6,681)                (2,608)
Items not affecting cash and cash equivalents
  Depreciation and amortization                                                              3,137                  3,809
  Loss on disposal of property plant and equipment                                               -                     29
  Future income taxes                                                                       (2,671)                   922
  Unrealized foreign exchange                                                               (4,428)                    37
                                                                                           -------                -------
                                                                                           (10,643)                 2,189

Decrease in long-term accounts receivable                                                      769                    323
Decrease (increase) in non-cash working capital items                                        5,145                    (77)
                                                                                            ------                -------

                                                                                            (4,729)                 2,435

FINANCING ACTIVITIES
  Repayment of bank indebtedness                                                            (5,000)                     -
  Increase in long term debt                                                                     -                  1,105
  Repayment of long-term debt                                                               (3,093)                (2,554)
  Proceeds from issue of shares                                                                157                    141
                                                                                            ------                -------
                                                                                            (7,936)                (1,308)


INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                                 (2,399)                  (665)
  Sale of short-term investments                                                             4,122                      -
  Other assets                                                                                   -                      6
                                                                                            ------                 ------
                                                                                             1,723                   (659)

(Decrease) increase in cash and cash equivalents                                           (10,942)                   468

Cash and cash equivalents, beginning of period                                              20,309                 20,376

CASH AND CASH EQUIVALENTS, END OF PERIOD                                                     9,367                 20,844
                                                                                           =======                =======


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTERS ENDED MARCH 31ST, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

In the opinion of the Company, the unaudited quarterly consolidated financial statements have been prepared on a basis consistent with the audited annual consolidated financial statements, and contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2003, and the results of operations and cash flows for the periods ended March 31, 2003 and 2002.

2. ADOPTION OF NEW ACCOUNTING STANDARD

In December 2001, the Canadian Institute of Chartered Accountants amended
Section 1650, Foreign Currency Translation. The amended recommendation requires that, effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life, that were previously deferred and amortized over the life of the related items, be included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by and other assets were reduced by $3,106,000 at January 1, 2002.

3. CAPITAL STOCK

An unlimited number of common shares and preferred shares issuable in series are authorized.

                                                            March 31, 2003
                                                            --------------
                                                                (000's)
Issued and outstanding
  55,472,380 common shares                                     $148,142

Common shares totaling 244,398 were issued during the period under the Employee Stock Purchase Plan and the Directors' Share Compensation Plan for cash consideration of $157,000. In the first quarter of 2002, 72,277 shares were issued for cash consideration of $141,000.

The following table summarizes information about the Company's outstanding stock options at March 31, 2003:

                                                                               Weighted
                                                           Weighted             average
           Range of                                         average            remaining
           exercise                   Options              exercise           contractual
            prices                  outstanding             prices                life
        -------------             ----------------         --------         ----------------
            $ 1 to 3
                                     2,062,500              $1.68              8.8 years

            $ 4 to 6                   938,600              $5.11              6.9 years

        $ 7 and over                   283,000              $9.30              6.3 years
        ------------                 ---------              -----              ---------
                                     3,284,100              $3.32              8.0 years
                                     ---------              -----              ---------



Options exercisable at March 31, 2003, amount to 921,220 at a weighted average exercise price of $5.16.

4. STOCK BASED COMPENSATION PLANS

Effective January 1, 2002, the Company adopted the new CICA recommendations relating to stock-based compensation and other stock-based payments. The Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock based compensation.

The fair value of direct awards of stock are to be determined based on the quoted market price of the Company's stock and the fair value of stock options are to be determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required to be determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value of these options is to be estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Company's common shares and a weighted-average expected life of the options in years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods.

Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002, and for the three months ended March 31, 2003, the Company's pro forma net loss and net loss per share would have increased by $48,000 to $6,729,000 and be unchanged at $0.12 respectively for the three-month period ended March 31, 2003. For the three months ended March 31, 2002, the effect would have been immaterial. These pro forma amounts include a compensation cost based on weighted-average grant date fair value of $0.91 per stock option for the 1,030,000 stock options granted during 2002, as calculated using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65% and expected lives of the stock options of 5 years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

5. BUSINESS SEGMENTS AND CONCENTRATIONS

The Company operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicacion y Telefonia Rural S.A.
(CTR), provides telecommunication services to end-users.

                                        WIRELESS             TELECOMMUNICATIONS
                                   TELECOMMUNICATIONS             SERVICE               INTER-SEGMENT
                                        PRODUCTS                  PROVIDER               ELIMINATIONS         CONSOLIDATED
                                  --------------------    ---------------------     ------------------   --------------------
                                    2003         2002         2003       2002         2003       2002        2003       2002
BALANCE SHEETS                        $           $            $           $           $           $           $           $
      Property, plant and
      equipment                     20,010      20,128      90,246      98,094     (19,267)    (16,246)     90,989     101,976
      Other assets                   1,733       1,840       6,385       7,091      (4,730)     (3,818)      3,388       5,113
      Total assets                 267,664     290,414     225,230     236,902    (201,973)   (194,156)    290,921     333,160

STATEMENTS OF EARNINGS
      External revenues             25,964      40,559       3,637       4,905           -           -      29,601      45,464
      Gross Margin                  11,977      20,209       3,637       4,905           -           -      15,614      25,114
      Interest expense, net          1,323       1,201         960       1,379           -           -       2,283       2,580
      Depreciation of property,
       plant and equipment             965       1,131       1,951       2,394        (238)       (238)      2,678       3,287
      Amortization of other assets      97         125         157         161         205         236         459         522
      Income tax recovery (expense)  2,959        (270)          -        (411)          -           -       2,959        (681)
NET (LOSS) EARNINGS                 (7,869)        176       1,188      (2,784)          -           -      (6,681)     (2,608)


Export sales were 98% of revenues for the period ended March 31, 2003, and approximately 100% for the period ended March 31, 2002.

Substantially all of the Company's capital assets are located in Canada and Chile. Telecommunication service revenues are generated entirely in Chile.

As at March 31, 2003, two customers of the Company represented approximately 32.1% of revenue. At March 31, 2002, two customers represented 32.5% of revenue.

6.  ACQUISITION OF NETRO CORPORATION

On March 27, 2003, the Company announced that it entered into a definitive agreement and plan of merger with Netro Corporation ("Netro") pursuant to which it will acquire Netro. Pursuant to the merger, the Company will issue, directly or indirectly, 41,500,000 common shares, in exchange for all the issued and outstanding common shares of Netro. As part of the merger and immediately prior to the closing of the merger, Netro will issue a cash dividend of US$100 million to its shareholders.

The transaction is subject to certain conditions, including regulatory and Netro shareholders' approval.

7. NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2003, the Company adopted the new CICA accounting guideline 14, "Disclosure of Guarantees": The Company has determined that no additional disclosures are necessary with respect to this guideline.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.